FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 98,812,183

Date: May 31, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer's Chinese operations were affected during the reporting period by a resurgence of Covid-19, which prompted the government to take strong measures to contain the virus and limit its spread. Nonetheless, the Issuer made the most of its limited opportunities to continue to grow its operations in China. While transactions on the Business Hub™ generally slowed during the month, activity on the Heartbeat insurance brokerage platform picked up considerably as transactions that were delayed in Q4 2021 and Q1 2022 were processed.

As was the case in May 2021, the Issuer spent also spent a considerable amount of time during the period preparing for this year's "618" Shopping Festival.

Until the Issuer launches its Canadian Business Hub, its activities in Canada continue to consist primarily in preparing the platform for launch, putting the personnel required for its Canadian operations in place, creating partnerships, and attracting potential members, which is precisely what took place during the reporting period.

2. Provide a general overview and discussion of the activities of management.

In addition to the work related to getting the Issuer ready for the "618" event in China and the ongoing preparation for the Canadian segment of the Issuer's Business Hub™, the Issuer's management's focus during the period was on getting the Issuer's securities listed on a senior stock exchange in Canada. With the filing of the Issuer's audited year-end 2021 financial statements behind it, the Issuer's management spent time during the period updating the Issuer's Annual Information (AIF). The Issuer's management plans to file the updated AIF on SEDAR within days of this report as the primary disclosure document to go along with the Issuer's application for listing on a Canadian senior stock exchange. The Issuer's management also continued to work on the drafting of a short form prospectus offering during the month to be filed concurrent to the application to have the Issuer's securities up listed to a senior exchange in Canada. The terms of the prospectus offering were being finalized with the Issuer's investment banking partners as of the date of this report. Finally, the Issuer's management also spent time during the period on the preparation of the Issuer's Q1 2022 financial statements, which were filed just prior to the end of the period.

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3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the

Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

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9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees in Canada during the reporting period in connection with its development and adaption of the Business Hub™ for the North American market.

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Stock Options	13,585	Incentive options issued to employees. Each option allows its holder to acquire common shares of the Issuer at a price of $5.13 per share.	n/a

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15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated June 7, 2022.

Johnson Joseph
Name of Director or Senior Officer

(s) Johnson Joseph
Signature

Chief Executive Officer
Official Capacity

Issuer Details
Name of Issuer	For Month End	Date of Report
Tenet Fintech Group Inc.	May 2022	June 7, 2022
Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal, QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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